UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 4)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Further to the notice on the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”) originally scheduled for August 15, 2023, the Company hereby announces that the date of the Meeting has been postponed and has been rescheduled for Friday, August 18, 2023. The record date for the Meeting, July 12, 2023, remains unchanged.

Attached hereto and incorporated by reference herein is a supplemental proxy statement for the Meeting, which includes an amendment to Proposal No. 2 on the agenda for the Meeting.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) of the Company, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Supplemental Proxy Statement for the Annual General Meeting to be held on August 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: August 14, 2023	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer

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